Exhibit 99.1

Criteo Names Mollie Spilman Chief Revenue Officer

New York – 25 August, 2014 – Criteo (NASDAQ: CRTO), the performance advertising technology company, today announced the appointment of Mollie Spilman as Chief Revenue Officer. Spilman will lead all commercial operations globally reporting to President and Chief Operating Officer, Eric Eichmann and will be based in the New York office. Mollie joins Criteo from Millennial Media where she served as EVP, Global Sales and Operations. Prior to this she was CMO at Yahoo! and served as Chief Sales & Marketing Officer of Advertising.com.

“We’re thrilled to have Mollie join Criteo given her exceptional track-record in digital advertising. Mollie’s breadth of experience across digital media, performance advertising and mobile will enhance the value we bring to e-commerce advertisers,” said Eric Eichmann, President and COO. “Being based in the US while having a global role, Mollie will help accelerate our presence in that key market.”

“I’m delighted to be joining Criteo. As a long time player in this space I’ve watched the company since it launched and have been impressed by its strategic evolution and user-centric approach,” said Mollie. “As advertisers demand more and more sales from their advertising spend, Criteo is uniquely positioned because of its cost-per-click model, state-of-the-art technology and global scale. “

Mollie has spent 24 years in the media business, with 16 of those years in the digital ad space. In addition to her roles at Millennial and Yahoo!, her experience also includes the roles of CEO at two ad tech start-ups as well as senior executive positions at other large media companies including Time Warner, Meredith Corporation and Discovery Networks.

Mollie has been honored with multiple industry awards, including Mobile Marketing’s “Mobile Women to Watch” in 2012 and Ad Age’s “Women to Watch” in 2013. She has also served as a Director of the Interactive Advertising Bureau, Mobile Marketing Association and the Ad Council.

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About Criteo

Criteo delivers personalized performance advertising at an extensive scale. Measuring return on post-click sales, Criteo makes ROI transparent and easy to measure. Criteo has over 1,000 employees in 17 offices across the Americas, Europe and Asia-Pacific, serving over 6,000 advertisers worldwide with direct relationships with over 7,000 publishers.

For more information, please visit http://www.criteo.com

Contact:

Emma Ferns

Criteo

e.ferns@criteo.com